FIRST AMENDED AND RESTATED

OMNIBUS AGREEMENT

by and among

Dynagas LNG Partners LP

Dynagas GP LLC

Dynagas Operating LP

Dynagas Operating GP LLC

and

 Dynagas Holding Ltd.

FIRST AMENDED AND RESTATED OMNIBUS AGREEMENT
THIS FIRST AMENDED AND RESTATED OMNIBUS AGREEMENT (this "Agreement") by and among Dynagas Holding Ltd., a corporation organized under the laws of the Republic of the Marshall Islands ("Dynagas Holding"), Dynagas LNG Partners LP, a limited partnership organized under the laws of the Republic of the Marshall Islands (the "Partnership"), Dynagas GP LLC, a limited liability company organized under the laws of the Republic of the Marshall Islands and general partner of the Partnership including any permitted successors and assigns under the Partnership Agreement (as defined herein) (the "General Partner"), Dynagas Operating LP, a limited partnership organized under the laws of the Republic of the Marshall Islands ("Operating LP"), and Dynagas Operating GP LLC, a limited liability company organized under the laws of the Republic of the Marshall Islands and the general partner of Operating LP ("Operating GP"), is dated as of the 12th day of April, 2016.  The above-named entities are sometimes referred to in this Agreement each as a "Party" and collectively as the "Parties."
R E C I T A L S:
1.            The Parties entered into that certain initial omnibus agreement, effective as of the closing of the Partnership's initial public offering of common units representing limited partner interests in the Partnership, which the Parties seek to amend and restate as set forth herein.
2.            The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Articles II and III, with respect to (a) those business opportunities that the Dynagas Holding Entities (as defined herein) will not pursue during the term of this Agreement and (b) the procedures whereby such business opportunities are to be offered to the Partnership Group (as defined herein).
3.            The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article IV, with respect to the Partnership's right of first offer relating to Four-Year LNG Carriers (as defined herein) that Dynagas Holding owns or might own.
4.            The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article V, with respect to the rights of the Partnership to purchase the Optional Vessels from Dynagas Holding.
5.            The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Section 5.2(b)(ii), and Article VI, with respect to certain indemnification obligations of Dynagas Holding.
NOW THEREFORE, in consideration of the foregoing, the mutual covenants, terms and conditions of this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I

 DEFINITIONS
Section 1.1	Definitions.
As used in this Agreement, the following terms shall have the respective meanings set forth below:
"AAA" has the meaning given such term in Section 7.1.
"Acquiring Party" has the meaning given such term in Section 3.1.
"Acquisition Date" has the meaning given such term in Section 6.1.

"Additional Optional Vessels" means the entities set forth on Schedule 1 hereto, that own Hull 2421, Hull 2422, Hull 2427, Hull 2428 and Hull 2429, respectively, including the related charters or other agreements relating to the operation or ownership of such hulls (or such LNG carriers upon delivery) then in effect (each such entity, an "Additional Optional Vessel"); provided that for purposes of this Agreement, the Additional Optional Vessels shall be treated as Four-Year LNG Carriers as from the date the corresponding hull referenced above is delivered from the shipyard as an LNG carrier and such delivered LNG carrier is employed under a Four-Year Charter.
"Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of Voting Securities, by contract or otherwise.
"Agreement" means this First Amended and Restated Omnibus Agreement, as it may be amended, modified, or supplemented from time to time in accordance with Section 7.6 hereof.
"Board" means the Board of Directors of the Partnership.
"Break-up Costs" means the aggregate amount of any and all additional taxes, flag administration, financing, legal and other similar costs (except with respect to Section 2.2(b) where Break-up Costs shall be deemed to include only administrative costs associated with transfer and re-flagging, including related legal costs) to the Dynagas Holding Entities that would be required to transfer any Four-Year LNG Carrier acquired by the Dynagas Holding Entities as part of a larger transaction to a Partnership Group Member pursuant to Section 2.2(b) or Section 2.2(d).
"Change of Control" means, with respect to any Person (the "Applicable Person"), any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the Applicable Person's assets to any other Person (other than in the ordinary course of business), unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the Applicable Person; (b) the consolidation or merger of the Applicable person with or into another person pursuant to a transaction in which the outstanding Voting Securities of the Applicable Person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Securities of the Applicable Person are changed into or exchanged for Voting Securities of the surviving person or its parent and (ii) the holders of the Voting Securities of the Applicable Person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding Voting Securities of the surviving person or its parent immediately after such transaction; and (c) a "person" or "group" (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), other than Dynagas Holding or its Affiliates with respect to the General Partner, being or becoming the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding Voting Securities of the Applicable Person, except in a merger or consolidation which would not constitute a Change of Control under clause (b) above.  For purposes of this Agreement, a "Change of Control" will not occur in connection with any sale, lease exchange or other transfer of assets between the Dynagas Holding Entities, the entities set forth on Schedule 1 hereto, and the Partnership Group.
"Conflicts Committee" means the Conflicts Committee of the Board.
"Contribution Assets" has the meaning given such term in Section 6.1.
"Covered Environmental Losses" means all Losses suffered or incurred by the Partnership Group by reason of, arising out of or resulting from:
(a)            any violation or correction of violation of Environmental Laws; or
(b)            any event or condition relating to environmental or human health and safety matters, in each case, associated with the ownership or operation by the Partnership Group or the Dynagas Holding Entities of the Contribution Assets (including, without limitation, the presence of Hazardous Substances on, under, about or migrating to or from the Contribution Assets or the disposal or release of, or exposure to, Hazardous Substances generated by or otherwise related to operation of the Contribution Assets), including, without limitation, the reasonable and documented cost and expense of (i) any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation or other corrective action required or necessary under Environmental Laws, (ii) the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws and (iii) any environmental or toxic tort (including, without limitation, personal injury or property damage claims) pre-trial, trial or appellate legal or litigation support work; but only to the extent that such violation complained of under clause (a), or such events or conditions included in clause (b), occurred before the applicable Acquisition Date; and, provided, that in no event shall Losses to the extent arising from a change in any Environmental Law after the applicable Acquisition Date be deemed "Covered Environmental Losses."
"Dynagas Holding" is defined in the introduction to this Agreement.
"Dynagas Holding Entity" means Dynagas Holding and any other Person controlled, directly or indirectly, by Dynagas Holding (other than the Partnership Entities), and "Dynagas Holding Entities" means all of them.
"Dynagas Potential Transferee" has the meaning given such term in Section 4.2(b).
"Dynagas Sale Assets" has the meaning given such term in Section 4.2(b).
"Dynagas Transfer Notice" has the meaning given such term in Section 4.2(b).
"Dynagas Transferring Party" has the meaning given such term in Section 4.2(b).
"Environmental Laws" means all international, federal, state, foreign and local laws, statutes, rules, regulations, treaties, conventions, orders, judgments and ordinances having the force and effect of law and relating to protection of natural resources, health and safety and the environment, each in effect and as amended through the applicable Acquisition Date.
"Exchange Act" means the Securities Exchange Act of 1934, as amended.
"First Offer Negotiation Period" has the meaning given such term in Section 4.2(c).
"Four-Year LNG Carrier" means any LNG carrier employed (or to be employed upon completion of construction) under any charter with an initial term of four or more years, not including any extension term, as from the date such LNG carrier commences employment, which date may not be earlier than the date such LNG carrier is delivered for employment under such charter (a "Four-Year Charter").  For purposes of this definition, (i) if a Dynagas Holding Entity, directly or indirectly, acquires or enters into a contract for the construction of any LNG carrier and enters into a Four-Year Charter with respect to such vessel, then such LNG carrier will be a Four-Year LNG carrier as from the date it is delivered for employment under the Four-Year Charter, (ii) if a Dynagas Holding Entity acquires an LNG carrier with a Four-Year Charter attached in any other manner, then such LNG carrier will be a Four-Year LNG Carrier as from the date it is acquired by the Dynagas Holding Entity and (iii) and each Additional Optional Vessel shall be treated as a Four-Year LNG Carrier, as from such time as set forth in the definition of Additional Optional Vessel.
"General Partner" is defined in the introduction to this Agreement.
"Hazardous Substances" means (a) each substance defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, solid waste, contaminant or toxic substance under Environmental Laws; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas and any mixtures thereof; (d) any radioactive material; and (e) any asbestos-containing materials in a friable condition.

"Initial Optional Vessels" means the following LNG carriers currently owned by certain Dynagas Holding Entities: Clean Ocean, Clean Planet, Clean Horizon and Clean Vision, including any charters or other agreements relating to the operation or ownership of the Initial Optional Vessels then in effect.
"Losses" means losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys' and experts' fees) of any and every kind or character; provided, however, that such term shall not include any special, indirect, incidental or consequential damages.
"Non-Four-Year LNG Carriers" means any LNG carrier that is not a Four-Year LNG Carrier.
"Offer" has the meaning given such term in Section 3.1.
"Offer Period" has the meaning given such term in Section 3.1.
"Offered Assets" has the meaning given such term in Section 3.1.
"Offeree" has the meaning given such term in Section 3.1.
"Operating GP" is defined in the introduction to this Agreement.
"Operating LP" is defined in the introduction to this Agreement.
"Option Assets" has the meaning given such term in Section 5.1.
"Optional Interests" means all of the rights, title and interests in the Initial Optional Vessels or in the Additional Optional Vessels held, directly or indirectly, by a Dynagas Holding Entity in any manner, including shares of capital stock or other equity interests of any (x) other person holding ownership interests in the Initial Optional Vessels, or (y) Dynagas Holding Entity holding ownership interests in the Additional Optional Vessels, or by contract, or otherwise, or by any combination thereof, and including any charters or other agreements relating to the operation or ownership of the Optional Vessels then in effect.
"Optional Vessels" means the Initial Optional Vessels, including any charters or other agreements relating to the operation or ownership of such vessels then in effect, and the Optional Interests corresponding to the Additional Optional Vessels.
"Parties" means the parties to this Agreement and their successors and permitted assigns.
"Partnership" is defined in the introduction to this Agreement.
"Partnership Agreement" means the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of July 20, 2015, to which reference is hereby made for all purposes of this Agreement. No amendment or modification to the Partnership Agreement subsequent to the date hereof shall be given effect for purposes of this Agreement unless consented to by each of the Parties to this Agreement.
"Partnership Entities" means the General Partner, the Partnership, Operating LP and Operating GP LLC, and any Person controlled by any such entity.
"Partnership Group" means the Partnership and Operating LP and any Person controlled by any such entity.
"Partnership Group Member" means any Person in the Partnership Group.
"Partnership Potential Transferee" has the meaning given such term in Section 4.2(a).

"Partnership Sale Assets" has the meaning given such term in Section 4.2(a).
"Partnership Transfer Notice" has the meaning given such term in Section 4.2(a).
"Partnership Transferring Party" has the meaning given such term in Section 4.2(a).
"Person" means an individual, corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or any other entity.
"Potential Transferee" has the meaning given such term in Section 4.2(b).
"Sale Assets" has the meaning given such term in Section 4.2(b).
"Third-Party Advisor" means an investment banking firm, broker, expert advisor or other firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged.
"Transfer" means any transfer, assignment, sale or other disposition of any (i) Optional Interest, (ii) Four-Year LNG Carrier or (iii) a Non Four-Year LNG Carrier, as applicable, by any Dynagas Holding Entity (including any transfer, assignment, sale or other disposition of any ownership interest in such Four-Year LNG Carrier or Non Four-Year LNG Carrier (as applicable) or any shares of capital stock or other equity interests of any Dynagas Holding Entity holding, directly or indirectly, ownership interests in such Four-Year LNG Carrier or Non Four-Year LNG Carrier (as applicable)); provided, however, that such term shall not include (i) transfers, assignments, sales or other dispositions from a Dynagas Holding Entity to another Dynagas Holding Entity, (ii) transfers, assignments, sales or other dispositions, pursuant to the terms of any related charter or other agreement with a charter counterparty, (iii) transfers, assignments, sales or other dispositions pursuant to Article II of this Agreement, or (iv) grants of security interests in or mortgages or liens on such Four-Year LNG Carrier or Non Four-Year LNG Carrier, as applicable, in favor of a bona fide third party lender (but not the foreclosing of any such security interest, mortgage or lien).
"Transfer Notice" has the meaning given such term in Section 4.2(b).
"Transferring Party" has the meaning given such term in Section 4.2(b).
"Voting Securities" means securities of any class of Person entitling the holders thereof to vote in the election of members of the board of directors or other similar governing body of the Person.
ARTICLE II

 FOUR-YEAR LNG CARRIER RESTRICTED BUSINESS OPPORTUNITIES
Section 2.1	Four-Year LNG Carrier Restricted Businesses.
Subject to Section 7.4 and except as permitted by Section 2.2, each of the Dynagas Holding Entities shall be prohibited from acquiring, owning, operating or chartering Four-Year LNG Carriers.
Section 2.2	Permitted Exceptions.
Notwithstanding any provision of Section 2.1 to the contrary, the restrictions in this Agreement shall not prevent any Dynagas Holding Entity from:
(a)            acquiring, owning, operating or chartering any Non-Four-Year LNG Carrier;
(b)            (i) acquiring or owning one or more Four-Year LNG Carriers (other than with respect to the Additional Optional Vessels, which are covered in (ii) below) if such Dynagas Holding Entity offers to sell such Four-Year LNG Carrier to the Partnership for the acquisition price plus any Break-up Costs in accordance with the procedures set forth in Section 3.1 (and the Partnership does not fulfill its obligation to purchase such Four-Year LNG Carrier in accordance with the terms of this Agreement) and (ii) owning any Optional Interests in an Additional Optional Vessel at any time on or after the time at which such Additional Optional Vessel is treated as a Four-Year LNG Carrier pursuant to this Agreement, if the related Dynagas Holding Entities (as applicable) offer to sell such Optional Interests for the pro rata portion of the acquisition price relating to the corresponding LNG carrier owned by such Additional Optional Vessel plus any applicable Break-up Costs in accordance with the procedures set forth in Section 3.1 (and the Partnership does not fulfill its obligation to purchase such Optional Interests in accordance with the terms of this Agreement);
(c)            operating or chartering an LNG Carrier under a charter with a term of four or more years if such Dynagas Holding Entity (other than in the case of an Additional Optional Vessel) offers to sell such LNG Carrier to the Partnership for fair market value (x) promptly after the time it becomes a Four-Year LNG Carrier and (y) at each renewal or extension of that charter if such renewal or extension is for a term of four or more years, in each case in accordance with the procedures set forth in Section 3.1;
(d)            acquiring and owning a controlling interest in one or more Four-Year LNG Carriers as part of the acquisition of an interest in business or package of assets that owns, operates or charters such Four-Year LNG Carriers; provided, however; if a majority of the value of the business or assets acquired is attributable to Four-Year LNG Carriers, as determined in good faith by Dynagas Holding's board of directors, the Dynagas Holding Entity must offer to sell such Four-Year LNG Carrier(s) to the Partnership for their fair market value plus any Break-up Costs in accordance with the procedures set forth in Section 3.1 (for the avoidance of doubt, nothing herein shall prohibit the acquisition and owning of one or more Four-Year LNG Carriers as part of the acquisition of a minority interest in a business or package of assets that owns, operates or charters Four-Year LNG Carriers);
(e)            acquiring a non-controlling interest in any company, business or pool of assets;
(f)            acquiring, owning, operating or chartering any Four-Year LNG Carrier if the Partnership does not fulfill its obligations to purchase such Four-Year LNG Carrier in accordance with the terms of this Agreement;
(g)            acquiring, owning, operating or chartering any Four-Year LNG Carrier that is subject to an offer to purchase by a Partnership Group Member as described in paragraphs (b), (c) and (d) above, in each case pending the offer of such Four-Year LNG Carrier to the Partnership and the Partnership's determination pursuant to Section 3.1 whether to purchase the Four-Year LNG Carrier and, if the Partnership has determined to purchase or to cause any Partnership Group Member to purchase such Four-Year LNG Carrier, pending the closing of such purchase;
(h)            providing vessel management services relating to any LNG carrier;
(i)            acquiring and owning any Four-Year LNG Carrier as part of a financing arrangement, including by way of a sale leaseback transaction, which is accounted for as a financial lease under United States generally accepted accounting principles; or
(j)            acquiring, owning, operating or chartering any Four-Year LNG Carrier if the Partnership has previously advised Dynagas Holding that it consents to such acquisition, operation or charter.

ARTICLE III

 BUSINESS OPPORTUNITIES PROCEDURES
Section 3.1	Procedures.

In the event that one or more Dynagas Holding Entities acquires, owns, operates or charters Four-Year LNG Carriers (other than the Additional Optional Vessels) or Optional Interests in Additional Optional Vessels in accordance with Sections 2.2(b), 2.2(c) or 2.2(d), then simultaneously or in any event not later than 30 calendar days after the consummation of the acquisition or the commencement of operations or charter or delivery from the shipyard (as applicable), each such Dynagas Holding Entity, as the case may be, (the "Acquiring Party") shall notify the Board and offer the Partnership (the "Offeree") the opportunity for any Partnership Group Member to purchase such Four-Year LNG Carriers, including any charters or other agreements relating to the operation or ownership of such Four-Year LNG Carrier or Optional Interests, as the case may be, (the "Offered Assets"), for their fair market value (or, in the case of an acquisition in accordance with Section 2.2(b), the acquisition price) plus, in the case of an acquisition in accordance with Sections 2.2(b), or 2.2(d), any applicable Break-up Costs, in each case on commercially reasonable terms in accordance with this Section 3.1 (the "Offer"). The Offer shall set forth the Acquiring Party's proposed terms relating to the purchase of the Offered Assets by the applicable Partnership Group Member, including any liabilities to be assumed by the applicable Partnership Group Member as part of the Offer. As soon as practicable after the Offer is made, the Acquiring Party will deliver to the Offeree all information prepared by or on behalf of or in the possession of such Acquiring Party relating to the Offered Assets (including for the avoidance of doubt, the acquisition price, in the case of Section 2.2(b)) and reasonably requested by the Offeree. As soon as practicable, but in any event, within 30 calendar days after receipt of the Offer, the Offeree shall notify the Acquiring Party in writing that either:
(a)            The Board has elected not to cause any Partnership Group Member to purchase such Offered Assets, in which event the Acquiring Party and its Affiliates shall, subject to the other terms of this Agreement (including Section 2.2(b)), be forever free, subject to the provisions of this Agreement, to continue to own, operate and charter such Offered Assets; or
(b)            The Board has elected to cause any Partnership Group Member to purchase such Offered Assets, in which event, (i) in the case of an acquisition in accordance with Section 2.2(b), it shall accept such Offer and cause the Partnership Group Member to purchase the Offered Asset on such terms as soon as commercially reasonable after such agreement has been reached, or (ii) in the case of an acquisition in accordance with Section 2.2(c) or Section 2.2(d), the following procedures shall be followed:
(i)            After the receipt of the Offer by the Offeree, the Acquiring Party and the Offeree shall negotiate in good faith regarding the fair market value and any applicable Break-up Costs of the Offered Assets that are subject to the Offer and the other terms of the Offer on which the Offered Assets will be sold to the applicable Partnership Group Member. If the Acquiring Party and the Offeree agree on the fair market value (and any applicable Break-up Costs) of the Offered Assets that are subject to the Offer and the other terms of the Offer during the 30-day period (the "Offer Period") after receipt by the Acquiring Party of the Board's election to cause any Partnership Group Member to purchase the Offered Assets, the Board shall cause any Partnership Group Member to purchase the Offered Assets on such terms as soon as commercially practicable after such agreement has been reached.
(ii)            If the Acquiring Party and the Offeree are unable to agree on the fair market value (and any applicable Break-up Costs) of the Offered Assets that are subject to an Offer at fair market value on any other terms of the Offer during the Offer Period, the Acquiring Party and the Offeree will engage a mutually-agreed-upon Third-Party Advisor prior to the end of the Offer Period to determine the fair market value of the Offered Assets and/or the other terms on which the Acquiring Party and the Offeree are unable to agree. In determining the fair market value of the Offered Assets and other terms on which the Offered Assets are to be sold, the Third-Party Advisor, as applicable, will have access to the proposed sale and purchase values and terms for the Offer submitted by the Acquiring Party and the Offeree, respectively, and to all information prepared by or on behalf of the Acquiring Party relating to the Offered Assets and reasonably requested by such Third-Party Advisor. Such Third-Party Advisor will determine the fair market value (and any applicable Break-up Costs) of the Offered Assets and/or the other terms on which the Acquiring Party and the Offeree are unable to agree within 30 calendar days of its engagement and furnish the Acquiring Party and the Offeree its determination. The fees and expenses of the Third-Party Advisor, as applicable, will be divided equally between the Acquiring Party and the Offeree. Upon receipt of such determination, the Offeree will have the option, but not the obligation:

(A)            to cause any Partnership Group Member to purchase the Offered Assets for the fair market value (and any applicable Break-up Costs), and on the other terms determined by the Third-Party Advisor, as soon as commercially practicable after determinations have been made; or
(B)            not to cause any Partnership Group Member to purchase such Offered Assets, in which event the Acquiring Party and its Affiliates shall, subject to the other terms of this Agreement, be forever free to continue to own and operate such Offered Assets.
Section 3.2	Scope of Prohibition.
If any Dynagas Holding Entity or its Affiliates engages in the ownership or operation, including the chartering, of Four-Year LNG Carriers pursuant to any of the exceptions described in Section 2.2, the Dynagas Holding Entity and its Affiliates may not subsequently expand that portion of their business other than pursuant to the exceptions contained in such Section 2.2. Except as otherwise provided in this Agreement or the Partnership Agreement, each Party and its Affiliates shall be free to engage in any business activity whatsoever, including those that may be in direct competition with the Dynagas Holding Entities or the Partnership Group Members.
Section 3.3	Enforcement.
Each Party agrees and acknowledges that the other Parties may not have an adequate remedy at law for the breach by any such Party of its covenants and agreements set forth in this Article III, and that any breach by any such Party of its covenants and agreements set forth in this Article III could result in irreparable injury to such other Parties. Each Party further agrees and acknowledges that any other Party may, in addition to the other remedies which may be available to such other Party, file a suit in equity to enjoin such Party from such breach, and consent to the issuance of injunctive relief to enforce the provisions of Article III of this Agreement.
ARTICLE IV

 RIGHTS OF FIRST OFFER
Section 4.1	Rights of First Offer.
(a)            The Partnership Group hereby grants Dynagas Holding a right of first offer on any proposed Transfer by any Partnership Group Member of (x) any LNG carrier, including any charters or other agreements relating to the operation or ownership of such vessels or (y) Optional Interests corresponding to an Additional Optional Vessel, owned or acquired by any Partnership Group Member. The Dynagas Holding Entities hereby grant the Partnership a right of first offer on any proposed Transfer of (x) any Four-Year LNG Carriers (other than with respect to the Additional Optional Vessels, which are covered in (y) below), including any charters or other agreements relating to the operation or ownership of such vessels or (y) Optional Interests corresponding to an Additional Optional Vessel, owned or acquired by any Dynagas Holding Entity.
(b)            The Parties acknowledge that all potential Transfers pursuant to this Article IV are subject to obtaining any and all written consents of governmental authorities and other non-affiliated third parties and to the terms of all existing agreements in respect of such LNG Carriers or Optional Interests, as applicable.
Section 4.2	Procedures for Rights of First Offer.
(a)            In the event that a Partnership Group Member (a "Partnership Transferring Party") proposes to Transfer (x) any LNG carrier, any charters or other agreements relating to the operation or ownership of such vessel or (y) Optional Interests corresponding to an Additional Optional Vessel (the "Partnership Sale Assets"), prior to engaging in any negotiation for such Transfer with any non-affiliated third party or otherwise offering to Transfer the Partnership Sale Assets to any non-affiliated third party, such Partnership Transferring Party shall give Dynagas Holding (a "Partnership Potential Transferee"), written notice setting forth all material terms and conditions (including, without limitation, the purchase price or the terms of the charter agreement and a description of the Partnership Sale Assets on which such Partnership Transferring Party desires to Transfer the Partnership Sale Assets) (a "Partnership Transfer Notice").
(b)            In the event that a Dynagas Holding Entity (a "Dynagas Transferring Party" and, together with a Partnership Transferring Party, a "Transferring Party") proposes to Transfer any (x) Four-Year LNG carrier any charters or other agreements relating to the operation or ownership of such vessel or (y) Optional Interests corresponding to an Additional Optional Vessel (the "Dynagas Sale Assets" and, together with the Partnership Sale Assets, the "Sale Assets"), prior to engaging in any negotiation for such Transfer with any non-affiliated third party or otherwise offering to Transfer the Dynagas Sale Assets to any non-affiliated third party, such Dynagas Transferring Party shall give the Partnership (a "Dynagas  Potential Transferee" and, together with a Partnership Potential Transferee, a "Potential Transferee"), written notice setting forth all material terms and conditions (including, without limitation, the purchase price or the terms of the charter and a description of the Dynagas Sale Asset(s) on which such Dynagas Transferring Party desires to Transfer the Dynagas Sale Assets) (a "Dynagas Transfer Notice" and, together with a Partnership Transfer Notice, each a "Transfer Notice").
(c)            After delivery of a Transfer Notice, and at the Potential Transferee's election, the Transferring Party then shall be obligated to negotiate in good faith for a 30-day period following the delivery by the Transferring Party of the Transfer Notice (the "First Offer Negotiation Period") to reach an agreement for the Transfer of such Sale Assets to the Potential Transferee or any of its Affiliates on the terms and conditions set forth in the Transfer Notice. If no such agreement with respect to the Sale Assets is reached during the First Offer Negotiation Period, and the Transferring Party has not Transferred, or agreed in writing to Transfer, such Sale Assets to a third party within 180 calendar days after the end of the First Offer Negotiation Period on terms generally no less favorable to the Transferring Party than those included in the Transfer Notice, then the Transferring Party shall not thereafter Transfer any of the Sale Assets without first offering such assets to the applicable Potential Transferee in the manner provided above.
ARTICLE V

 PURCHASE OPTIONS - OPTIONAL VESSELS
Section 5.1	Options to Purchase the Optional Vessels.
(a)            Dynagas Holding hereby grants, and will cause any other relevant Dynagas Entity to grant, to the Partnership Group the unconditional right and option to purchase for a respective purchase price to be agreed upon by Dynagas Holding and the Partnership Group, (i) with respect to each Optional Vessel that is an Initial Optional Vessel, at any time within 24 months following the delivery of such Initial Optional Vessel from the shipyard (or in the case of the Clean Ocean and the Clean Planet until March 31, 2017) and (ii) with respect to each Optional Vessels that is an Additional Optional Vessel, within 24 months following the expiration (without acceptance) of an Offer under Section 3.1 with respect to such Additional Optional Vessel, all of the Optional Interests in such Optional Vessel (each, an "Option Asset" and, together, the "Option Assets").
(b)            The Parties acknowledge that the potential Transfer of the Option Assets pursuant to this Article V is subject to obtaining any and all written consents of governmental authorities and other third parties and to the terms of all agreements existing as of the date hereof in respect of the Option Assets including, without limitation, any rights of first refusal of the parties to such agreements to purchase the Option Assets. Dynagas Holding hereby covenants and agrees to use its reasonable efforts to obtain any such consents required to be obtained by it in connection with the Transfer of the Option Assets pursuant to this Article V.

Section 5.2	Procedures.
(a)            If a Partnership Group Member decides to exercise the option to purchase the Option Assets, it will provide written notice to Dynagas Holding of such exercise, the purchase price it proposes to pay for the applicable Option Asset, and the other material terms of the purchase. The decision to purchase the applicable Option Asset, the purchase price to be paid for the applicable Option Asset, and the other terms of the purchase shall be approved by the Conflicts Committee. If the Partnership Group Member and Dynagas Holding are unable to agree on the purchase price of the applicable Option Asset and/or the other material terms, Dynagas Holding and the Conflicts Committee shall engage a mutually-agreed-upon independent appraiser, such as an Third-Party Advisor, to determine the fair market value of the applicable Option Asset and/or any other material terms on which the Partnership Group Member and Dynagas Holding are unable to agree. In determining the fair market value of the applicable Option Asset and/or the other material terms on which the applicable Option Asset will be sold, such independent appraiser will have access to the proposed sale and purchase values and terms for the offer submitted by the Partnership Group Member and Dynagas Holding, respectively, and to all information prepared by or on behalf of the Partnership Group Member and Dynagas Holding with respect to the Option Assets and reasonably requested by such independent appraiser. Such independent appraiser will determine the fair market value of the applicable Option Asset and/or the other terms on which the Partnership Group Member and Dynagas Holding are unable to agree within 30 calendar days of its engagement and furnish the Partnership Group Member and Dynagas Holding its determination in writing. The fees and expenses of such independent appraiser will be divided equally between the Partnership Group Member and Dynagas Holding. Upon receipt of such determination, the Partnership Group Member will have the option, but not the obligation, to purchase the applicable Option Asset for the fair market value and on the other terms determined by the independent appraiser as soon as commercially practicable after determinations have been made.
(b)            If a Partnership Group Member chooses to exercise its option to purchase the applicable Option Asset under Section 5.2(a), the applicable parties shall enter into a purchase and sale agreement for the purchase and sale of the applicable Option Asset pursuant to which Dynagas Holding shall be obligated to sell the applicable Option Asset to the Partnership Group Member and the Partnership Group Member shall be obligated to purchase such Option Asset from Dynagas Holding on the terms either agreed upon or determined in accordance with Section 5.2(a). The terms of the purchase and sale agreement will include the following:
(i)            the Partnership Group Member will deliver a cash purchase price (unless the Partnership Group Member and Dynagas Holding agree that the consideration will be paid by means of equity of the Partnership, an interest-bearing promissory note or other form of consideration);
(ii)            the Partnership Group will be entitled to the benefit of the indemnification contained in Article VI of this Agreement;
(iii)            Dynagas Holding will provide customary representations and warranties with respect to title to the applicable Option Asset and any other such matters as the Partnership Group Member may approve, which approval will not be unreasonably withheld;
(iv)            Dynagas Holding will grant to the Partnership Group Member the right, exercisable at the Partnership Group Member's risk and expense, to make such surveys, tests and inspections of the Optional Vessels as the Partnership Group Member may deem desirable, so long as such surveys, tests or inspections do not damage the Optional Vessels or interfere with the activities of the Dynagas Holding Entities thereon and so long as the Partnership Group Member has furnished Dynagas Holding with evidence that adequate liability insurance is in full force and effect;
(v)            the Partnership Group Member will have the right to terminate its obligation to purchase the Option Assets under this Article V and the related purchase and sale agreement if the results of any searches, surveys, tests or inspections conducted pursuant to paragraph (iv) above are, in the reasonable opinion of the Partnership Group Member, unsatisfactory; and

(vi)            neither Dynagas Holding nor the applicable Partnership Group Member shall have any obligation to sell or buy the applicable Option Asset if any of the consents referred to in Section 5.1(b) above have not been obtained.
(c)            If a Partnership Group Member chooses or is deemed to have chosen not to exercise its option to purchase the applicable Option Asset at the price determined by the Third-Party Advisor under Section 5.2(a), all future rights to purchase such Option Asset by the Partnership Group will be extinguished.
ARTICLE VI

 INDEMNIFICATION
Section 6.1	Dynagas Holding Indemnification.
Subject to the provisions of Section 6.2 and Section 6.3, Dynagas Holding shall indemnify, defend and hold harmless the Partnership Group from and against: (a) any Covered Environmental Losses relating to the assets that may be acquired, directly or indirectly, by any Partnership Group Member, directly or indirectly, from the Dynagas Holding Entities, including any Optional Interests in Additional Optional Vessels, pursuant to this Agreement and the following six (6) LNG carriers (Clean Energy, Ob River, Amur River, Arctic Aurora, Yenisei River, and Lena River), together with any charters or other agreements relating to the operation or ownership of such LNG carriers, that were acquired, directly or indirectly, by the Partnership Group from the Dynagas Holding Entities (the "Contribution Assets") prior to or on their respective acquisition dates ("Acquisition Date") to the extent that Dynagas Holding is notified by the Partnership of any such Covered Environmental Losses within five (5) years after the applicable Acquisition Date; (b) Losses to the Partnership Group arising from (i) the failure of the Partnership Group, immediately after the applicable Acquisition Date, to be the owner of such valid leasehold interests or fee ownership interests in and to the Contribution Assets as are necessary to enable the Partnership Entities to own and operate the Contribution Assets in substantially the same manner that the Contribution Assets were owned and operated by the Dynagas Holding Entities immediately prior to the respective dates on which each such Contribution Asset was acquired by the Partnership Entities or (ii) the failure of the Partnership Entities to have by the applicable Acquisition Date any consent or governmental permit necessary to allow the Partnership Entities to own or operate the Contribution Assets in substantially the same manner that the Contribution Assets were owned and operated by the Dynagas Holding Entities immediately prior to the respective dates on which each such Contribution Asset was acquired by the Partnership Entities, in each of clauses (b)(i) and (b)(ii) above, to the extent that Dynagas Holding is notified by the Partnership of such Losses within three (3) years after the applicable Acquisition Date; and (c) all federal, state, foreign and local income tax liabilities attributable to the operation of the Contribution Assets prior to the applicable Acquisition Date, including any such income tax liabilities of the Dynagas Holding Entities that may result from the consummation of the formation transactions for the Partnership Group and the Partnership, but excluding any federal, state, foreign and local income taxes reserved on the books of the Partnership Group on the applicable Acquisition Date.
Section 6.2	Limitation Regarding Indemnification.
The aggregate liability of Dynagas Holding under Section 6.1(a) above shall not exceed $5,000,000. Furthermore, no claim may be made against Dynagas Holding for indemnification pursuant to Section 6.1(a), unless the aggregate dollar amount of all claims for indemnification pursuant to such section shall exceed $500,000, in which case Dynagas Holding shall be liable for claims for indemnification only to the extent such aggregate amount exceeds $500,000.
Section 6.3	Indemnification Procedures.
(a)            The Partnership Group Members agree that within a reasonable period of time after they become aware of facts giving rise to a claim for indemnification pursuant to Section 6.1, they will provide notice thereof in writing to Dynagas Holding specifying the nature of and specific basis for such claim.

(b)            Dynagas Holding shall have the right to control all aspects of the defense of (and any counterclaims with respect to) any claims brought against the Partnership Group that are covered by the indemnification set forth in Section 6.1, including, without limitation, the selection of counsel, determination of whether to appeal any decision of any court and the settling of any such matter or any issues relating thereto; provided, however, that no such settlement shall be entered into without the consent (which consent shall not be unreasonably withheld) of the Partnership Group unless it includes a full release of the Partnership Group from such matter or issues, as the case may be.
(c)            The Partnership Group Members agree to cooperate fully with Dynagas Holding with respect to all aspects of the defense of any claims covered by the indemnification set forth in Section 6.1, including, without limitation, the prompt furnishing to Dynagas Holding of any correspondence or other notice relating thereto that the Partnership Group may receive, permitting the names of the members of the Partnership Group to be utilized in connection with such defense, the making available to Dynagas Holding of any files, records or other information of the Partnership Group that Dynagas Holding considers relevant to such defense and the making available to Dynagas Holding of any employees of the Partnership Group; provided, however, that in connection therewith Dynagas Holding agrees to use reasonable efforts to minimize the impact thereof on the operations of the Partnership Group and further agrees to maintain the confidentiality of all files, records and other information furnished by a Partnership Group Member pursuant to this Section 6.3. In no event shall the obligation of the Partnership Group to cooperate with Dynagas Holding as set forth in the immediately preceding sentence be construed as imposing upon the Partnership Group an obligation to hire and pay for counsel in connection with the defense of any claims covered by the indemnification set forth in this Article VI; provided, however, that the Partnership Group Members may, at their own option, cost and expense, hire and pay for counsel in connection with any such defense. Dynagas Holding agrees to keep any such counsel hired by the Partnership Group reasonably informed as to the status of any such defense (including providing such counsel with such information related to any such defense as such counsel may reasonably request) but Dynagas Holding shall have the right to retain sole control over such defense.
In determining the amount of any Loss for which any of the members of the Partnership Group is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (a) any insurance proceeds realized by the Partnership Group, and such correlative insurance benefit shall be net of any incremental insurance premium that becomes due and payable by the Partnership Group as a result of such claim, and (b) all amounts recovered by the Partnership Group under contractual indemnities from third Persons. The Partnership Group hereby agrees to use commercially reasonable efforts to realize any applicable insurance proceeds or amounts recoverable under such contractual indemnities; provided, however, that the costs and expenses (including, without limitation, court costs and reasonable attorneys' fees) of the Partnership Group in connection with such efforts shall be promptly reimbursed by Dynagas Holding in advance of any determination of whether such insurance proceeds or other amounts will be recoverable.
ARTICLE VII

 MISCELLANEOUS
Section 7.1	Choice of Law; Arbitration.
This Agreement shall be subject to and governed by the laws of the State of New York. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by final and binding arbitration in New York, New York, before a single arbitrator, in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA"). The arbitrator shall be selected by mutual agreement of the parties, if possible. If the parties fail to reach agreement upon appointment of an arbitrator within 30 days following receipt by one party of the other party's notice of desire to arbitrate, the arbitrator shall be selected from a panel or panels of persons submitted by AAA. Judgment upon any award rendered pursuant to such arbitration may be entered in any court of competent jurisdiction or application may be made to any such court for enforcement of any such award and the entry of whatever orders are necessary for the enforcement thereof.
Section 7.2	Notice.

All notices, requests or consents provided for or permitted to be given pursuant to this Agreement must be in writing and must be given by depositing the same in the mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by private-courier, prepaid, or by telecopier to such party. Notice given by personal delivery or mail shall be effective upon actual receipt. Couriered notices shall be deemed delivered on the date the courier represents that delivery will occur. Notice given by telecopier shall be effective upon actual receipt if received during the recipient's normal business hours, or at the beginning of the recipient's next business day after receipt if not received during the recipient's normal business hours. All notices to be sent to a party pursuant to this Agreement shall be sent to or made at the address set forth below such party's signature to this Agreement, or at such other address as such party may stipulate to the other parties in the manner provided in this Section 7.2.
Section 7.3	Entire Agreement.
This Agreement constitutes the entire agreement of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.
Section 7.4	Termination.
Upon a Change of Control of the General Partner or of the Partnership, the provisions of Articles II, III and IV, of this Agreement (but not less than all of such Articles) shall terminate immediately. Upon a Change of Control of Dynagas Holding, the provisions of Articles II, III and IV of this Agreement applicable to Dynagas Holding (but not less than all of such Articles) shall terminate at the time that is the later of (a) the date on which all of the Partnership's outstanding subordinated units have converted to common units of the Partnership and (b) the date of the Change of Control of Dynagas Holding. In addition, on the date on which a majority of the Partnership's directors ceases to consist of directors that were (1) appointed by the General Partner prior to the Partnership's first annual meeting of unitholders and (2) recommended for election by a majority of the Partnership's appointed directors, the provisions of Articles II, III and IV applicable to Dynagas Holding shall terminate immediately.
Section 7.5	Waiver; Effect of Waiver or Consent.
Any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto or (b) waive compliance with any agreement or condition contained herein. Except as otherwise specifically provided herein, any such extension or waiver shall be valid only if set forth in a written instrument duly executed by the party or parties to be bound thereby; provided, however, that the Partnership may not, without the prior approval of the Conflicts Committee, agree to any extension or waiver of this Agreement that, in the reasonable discretion of the Board, will adversely affect the holders of common units of the Partnership. No waiver or consent, express or implied, by any party of or to any breach or default by any Person in the performance by such Person of its obligations hereunder shall be deemed or construed to be a waiver or consent of or to any other breach or default in the performance by such Person of the same or any other obligations of such Person hereunder. Failure on the part of a party to complain of any act of any Person or to declare any Person in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder until the applicable statute of limitations period has run.
Section 7.6	Amendment or Modification.
This Agreement may be amended or modified from time to time only by the written agreement of all the parties hereto; provided, however, that the Partnership may not, without the prior approval of the Conflicts Committee, agree to any amendment or modification of this Agreement that, in the reasonable discretion of the Board, will adversely affect the holders of common units of the Partnership.
Section 7.7	Assignment.
No party shall have the right to assign its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 7.8	Counterparts.
This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.
Section 7.9	Severability.
If any provision of this Agreement or the application thereof to any Person or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.
Section 7.10	Gender, Parts, Articles and Sections.
Whenever the context requires, the gender of all words used in this Agreement shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural. All references to Article numbers and Section numbers refer to Articles and Sections of this Agreement.
Section 7.11	Further Assurances.
In connection with this Agreement and all transactions contemplated by this Agreement, each signatory party hereto agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.
Section 7.12	Withholding or Granting of Consent.
Each party may, with respect to any consent or approval that it is entitled to grant pursuant to this Agreement, grant or withhold such consent or approval in its sole and uncontrolled discretion, with or without cause, and subject to such conditions as it shall deem appropriate.
Section 7.13	Laws and Regulations.
Notwithstanding any provision of this Agreement to the contrary, no party to this Agreement shall be required to take any act, or fail to take any act, under this Agreement if the effect thereof would be to cause such party to be in violation of any applicable law, statute, rule or regulation.
Section 7.14	Negotiation of Rights of Dynagas Holding, Members, Assignees and Third Parties.
The provisions of this Agreement are enforceable solely by the parties to this Agreement, and no shareholder of Dynagas Holding and no member, assignee or other Person of the Partnership shall have the right, separate and apart from Dynagas Holding or the Partnership, as applicable, to enforce any provision of this Agreement or to compel any party to this Agreement to comply with the terms of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on, and effective as of, the date indicated above.
DYNAGAS HOLDING LTD.

By:	/s/ Konstantinos Lampsias
	Name:	Konstantinos Lampsias
	Title:	Sole Director

Address for Notice

lngcoordination@dynagas.com
Fax: ( ) -
Attention:

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
	Name:	Michael Gregos
	Title:	Authorized Signatory

Address for Notice

lngcoordination@dynagas.com
Fax: ( ) -
Attention:

DYNAGAS GP LLC

By:	/s/ Konstantinos Lampsias
	Name:	Konstantinos Lampsias
	Title:	Director Dynagas Holding Ltd. as Sole Director

Address for Notice

lngcoordination@dynagas.com
Fax: ( ) -
Attention:

(Signature Pages to First Amended and Restated Omnibus Agreement)

DYNAGAS OPERATING LP

By:	/s/ Michael Gregos
	Name:	Michael Gregos
	Title:	Authorized Signatory

Address for Notice

lngcoordination@dynagas.com
Fax: ( ) -
Attention:

DYNAGAS OPERATING GP LLC

By:	/s/ Michael Gregos
	Name:	Michael Gregos
	Title:	Authorized Signatory

Address for Notice

lngcoordination@dynagas.com
Fax: ( ) -
Attention:

(Signature Pages to First Amended and Restated Omnibus Agreement)

SCHEDULE 1
Additional Optional Vessels
Vessel Name	Vessel-Owning Entity
Hull 2421	Arctic LNG 1 Ltd.
Hull 2422	Arctic LNG 2 Ltd.
Hull 2427	Arctic LNG 3 Ltd.
Hull 2428	Arctic LNG 4 Ltd.
Hull 2429	Arctic LNG 5 Ltd.